Page 1 of 12 Pages


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1 )
                                       ---

                               SEMTECH CORPORATION
         --------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
         --------------------------------------------------------------
                         (Title of Class of Securities)

                                   816850 10 1
         --------------------------------------------------------------
                                 (CUSIP Number)

          Jon D. Walton, Vice President, General Counsel and Secretary,
        Allegheny Teledyne Incorporated, 1000 Six PPG Place, Pittsburgh,
                        Pennsylvania 15222 412-394-2836
         --------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 20, 1997
         --------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                  SCHEDULE 13D, Amendment No.1

CUSIP NO. 816850 10 1                        Page 2 of 12 Pages
---------------------------------------------------------------

1     NAME OF REPORTING PERSON  Allegheny Teledyne Incorporated
                                -------------------------------

      S.S. or I.R.S. IDENTIFICATION NO. OF THE ABOVE PERSON


2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                  (a)  ___
                                                  (b)  ___

3     SEC USE ONLY

4     SOURCE OF FUNDS           N/A
                                ---

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)                  [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION         Delaware
                                                   --------

 NUMBER OF          7   SOLE VOTING POWER                 0
   SHARES
BENEFICIALLY        8   SHARED VOTING POWER         628,763
  OWNED BY
    EACH            9   SOLE DISPOSITIVE POWER            0
 REPORTING
   PERSON          10   SHARED DISPOSITIVE POWER    628,763
    WITH

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON
                                                    628,763
                                                    -------

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                 [   ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                                                      10.2%
                                                      ----

14     TYPE OF REPORTING PERSON                      HC,CO
                                                     -----

                 SCHEDULE 13D, Amendment No. 1

CUSIP NO. 816850 10 1                        Page 3 of 12 Pages
---------------------------------------------------------------

1     NAME OF REPORTING PERSON                   Teledyne, Inc.
                                                 --------------

      S.S. or I.R.S. IDENTIFICATION NO. OF THE ABOVE PERSON


2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                  (a)  ___
                                                  (b)  ___

3     SEC USE ONLY

4     SOURCE OF FUNDS           N/A
                                ---

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)                  [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION         Delaware
                                                   --------

 NUMBER OF          7   SOLE VOTING POWER                 0
   SHARES
BENEFICIALLY        8   SHARED VOTING POWER         628,763
  OWNED BY
    EACH            9   SOLE DISPOSITIVE POWER            0
 REPORTING
   PERSON          10   SHARED DISPOSITIVE POWER    628,763
    WITH

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON
                                                    628,763
                                                    -------

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                  [  ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                                                      10.2%
                                                      ----

14     TYPE OF REPORTING PERSON                      HC,CO

                SCHEDULE 13D, Amendment No. 1

CUSIP NO. 816850 10 1                        Page 4 of 12 Pages
---------------------------------------------------------------
The statement on Schedule 13D dated December 21, 1979 filed by Teledyne, Inc., is hereby amended in its entirety to read as follows:

Item 1.   Security and Issuer

            This Statement relates to the Common Stock, $0.01 par value ("Common Stock"), of Semtech Corporation, 652 Mitchell Road, Newbury Park, California 91320 (the "Issuer").

Item 2.  Identity and Background

            The persons filing this Schedule are:

            (1) Teledyne, Inc., 2049 Century Park East, Los Angeles, California 90067 ("Teledyne"). Teledyne, a Delaware corporation, is a wholly owned subsidiary of Allegheny Teledyne Incorporated. Teledyne is primarily engaged in the manufacturing and sale of a wide range of specialty materials, industrial and consumer products.

            For additional information concerning the directors and principal officers of Teledyne, see Schedule TDY.

            (2) Allegheny Teledyne Incorporated, 1000 Six PPG Place, Pittsburgh, Pennsylvania 15222 ("Allegheny Teledyne"). Allegheny Teledyne, a Delaware corporation, is a technology-based manufacturing company with significant concentration in specialty metals, complemented by aerospace and electronics, industrial and consumer products. Allegheny Teledyne owns all of the outstanding capital stock of Teledyne.

            For additional information concerning the directors and principal officers of Allegheny Teledyne, see Schedule ALT.

            During the past five years, neither Teledyne nor Allegheny Teledyne has been convicted in a criminal proceeding; nor, to the best knowledge and belief of Teledyne or Allegheny Teledyne, have any persons listed in Schedules TDY and ALT been convicted in such proceedings.

            During the past five years, neither Teledyne nor Allegheny Teledyne nor anyone listed in the attached Schedules was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                    SCHEDULE 13D, Amendment No.1

CUSIP NO. 816850 10 1                        Page 5 of 12 Pages
---------------------------------------------------------------

Item 3.  Source and Amount of Funds or Other Consideration.

            In February 1989, Teledyne acquired 529,100 shares of Common Stock in exchange for the 8.50% Convertible Subordinated Debentures Due 1996 of the Issuer. Immediately prior to this acquisition, Teledyne owned 421,663 shares of Common Stock. On December 12, 1979, Teledyne Industries, Inc., a wholly owned subsidiary of Teledyne ("Industries") purchased 191,618 shares of Common Stock for $1,173,660. (Industries used its general corporate funds to effect such acquisition which included from time to time advances from Teledyne.) Industries and Teledyne also acquired an additional 183,026 shares in 1960 for $2,700 (a
Schedule 13G with respect to such shares was previously filed pursuant to Rule 13d-1(c)). The remainder of the shares were acquired from the Issuer in the form of stock dividends. Teledyne Industries dividended the shares of Common Stock it owned to Teledyne in 1982.

Item 4.  Purpose of Transaction.

            The shares reported herein were acquired for investment. The filing persons have no plans or proposals which relate to Item 4(a) through (j). On May 20, 1997, Teledyne sold 100,000 shares of Common Stock and filed with the Securities and Exchange Commission a Report on Form 144 indicating its intention to sell up to a total of 322,000 shares of the Issuer's Common Stock. On May 23, 1997, Teledyne sold 222,000 shares of Common Stock. Future investment considerations by the filing persons might result in the disposition of additional shares of the Common Stock.

Item 5.  Interest in Securities of the Issuer.

            Allegheny Teledyne holds directly no shares of Common Stock. Teledyne owns 628,763 shares of Common Stock. Allegheny Teledyne may be deemed to be the beneficial owner of shares held by Teledyne since it is the parent of Teledyne. Allegheny Teledyne and Teledyne may be deemed to share dispositive and voting power over all such shares.

            To the best knowledge of the filing persons, no associate, executive officer or director of such filing person (a) owns any shares of Common Stock;
(b) has a right to acquire shares of Common Stock; or (c) has engaged in any transactions in the Common Stock during the past sixty days.

                  SCHEDULE 13D, Amendment No.1

CUSIP NO. 816850 10 1                        Page 6 of 12 Pages
---------------------------------------------------------------

            See Items 3 and 4 for a description of transactions effected during the past sixty days or since Teledyne's most recent Schedule 13D filing. Teledyne Industries' ownership of the Issuer's securities was reduced to 0 as a result of the 1982 transaction whereby Teledyne Industries dividended the shares of Common Stock it owned to Teledyne.

Item 6. Contracts, Arrangements, or Understandings with Respect to Securities of the Issuer.

            See Item 5.

Item 7.  Material to Be Filed as Exhibits.

            Attached as Exhibit A is a copy of an Agreement authorizing Allegheny Teledyne and Teledyne to file a Joint Statement.

               SCHEDULE 13D, Amendment No.1

CUSIP NO. 816850 10 1                        Page 7 of 12 Pages
---------------------------------------------------------------

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:  May 29, 1997               ALLEGHENY TELEDYNE INCORPORATED



                                  By:  /s/ James L. Murdy
                                     ---------------------------
                                     Executive Vice President,
                                     Finance and Administration
                                     and Chief Financial Officer

DATE:  May 29, 1997               TELEDYNE, INC.



                                  By:  /s/ Douglas J. Grant
                                     ---------------------------
                                     Vice President-Finance

                    SCHEDULE 13D, Amendment No. 1

CUSIP NO. 816850 10 1                        Page 8 of 12 Pages
---------------------------------------------------------------


SCHEDULE TDY

                           Teledyne, Inc.


Name                   Business      Position with TDY and/or
(All US Citizens)      Address       Principal Occupation

Richard P. Simmons       (1)         Director, President and
                                     Chief Executive Officer
Arthur H. Aronson        (1)         Senior Vice President
Hudson B. Drake          (2)         Senior Vice President
Douglas J. Grant         (2)         Vice President-Finance
James L. Murdy           (1)         Director, Executive Vice
                                     President-Finance and
                                     Administration
Robert S. Park           (1)         Vice President-Treasurer
Dale G. Reid             (1)         Vice President-Controller
Gary L. Riley            (1)         Senior Vice President
Jon D. Walton            (1)         Director, Vice
President,                                        General Counsel and
                                     Secretary

(1) Teledyne, Inc., c/o Allegheny Teledyne Incorporated, 1000 Six PPG Place, Pittsburgh, PA 15222
(2)  Teledyne, Inc., 2409 Century Park East, Los Angeles, California  90067

                    SCHEDULE 13D, Amendment No. 1

CUSIP NO. 816850 10 1                        Page 9 of 12 Pages
---------------------------------------------------------------


SCHEDULE ALT

                  Allegheny Teledyne Incorporated

                               Position with Allegheny
Name                  Business Teledyne and/or Principal
(All US Citizens)     Address  Occupation

Richard P. Simmons      (1)    Director, Chairman, President
                               and Chief Executive Officer
Arthur H. Aronson       (1)    Director, Executive Vice President
Robert P. Bozzone       (1)    Director, Vice Chairman
Paul S. Brentlinger     (2)    Director (2)
Frank V. Cahouet        (3)    Director (3)
Diane C. Creel          (4)    Director (4)
Hudson B. Drake         (1)    Vice President
C. Fred Fetterolf       (5)    Director (5)
W. Craig McClelland     (6)    Director (6)
Robert Mehrabian        (7)    Director (7)
James L. Murdy          (1)    Executive Vice President, Finance
                               and Administration and Chief
                                Financial Officer
William G. Ouchi        (8)    Director (8)
Robert S. Park          (1)    Vice President-Treasurer
Charles J. Queenan, Jr. (9)    Director (9)
Dale G. Reid            (1)    Vice President-Controller
Gary L. Riley           (1)    Vice President
George A. Roberts      (10)    Director (10)
James E. Rohr          (11)    Director (11)
Fayez Sarofim          (12)    Director (12)
Jon D. Walton           (1)    Vice President, General Counsel
                                  and Secretary

(1) Allegheny Teledyne Incorporated, 1000 Six PPG Place, Pittsburgh, PA 15222, except in the case of Hudson B. Drake, whose business address is Allegheny Teledyne Incorporated, 2049 Century Park East, Los Angeles, CA 90067.
(2) Partner, Morganthaler Ventures. Business address: Morganthaler Ventures, 700 National City Bank Building, Cleveland, Ohio 44114.
(3) Chairman, President and Chief Executive Officer, Mellon Bank. Business address: Mellon Bank, One Mellon Bank Center, Pittsburgh, PA 15258.
(4)  Chief Executive Officer and President, EarthTech.  Business address:
EarthTech, 100 West Broadway, Long Beach, CA  90802.
(5) Consultant. Business address: 210 Overlook Drive, 79 North Industrial Park, Sewickely, PA 15143.

                    SCHEDULE 13D, Amendment No. 1

CUSIP NO. 816850 10 1                       Page 10 of 12 Pages
---------------------------------------------------------------

SCHEDULE ALT, contined


(6)  Chairman and Chief Executive Officer, Union Camp Corporation.  Business
Address: 1600 Valley Road, Wayne, NJ  07470.
(7) President, Carnegie Mellon University. Business address: Carnegie Mellon University, 5000 Forbes Avenue, Pittsburgh, PA 15213.
(8) Professor of Management, The John E. Anderson Graduate School of Management. Business address: The John E. Anderson Graduate School of Management, 110 Westwood Plaza, Los Angeles, CA 90024.
(9)  Senior Counsel, Kirkpatrick & Lockhart LLP.  Business address:
Kirkpatrick & Lockhart LLP, 1500 Oliver Building, Pittsburgh, PA  15222.
(10)  Investor.  Address:  P.O. Box 3041, Stateline, NV  89449.
(11) President, PNC Bank Corp. Business address: PNC Bank Corp., One PNC Plaza, Pittsburgh, PA 15265.
(12) Chairman of the Board and President, Fayez Sarofim & Co. Business address: Fayez Sarofim & Co., Two Houston Center, Houston, TX 77010.

                 SCHEDULE 13D, Amendment No. 1

CUSIP NO. 816850 10 1                       Page 11 of 12 Pages
---------------------------------------------------------------


                                  EXHIBIT INDEX

Exhibit         Description

   A Joint Filing Agreement dated May 29, 1997 by and between Allegheny Teledyne Incorporated and Teledyne, Inc.

                SCHEDULE 13D, Amendment No. 1

CUSIP NO. 816850 10 1                        Page 12 of 12 Pages
----------------------------------------------------------------


                             EXHIBIT A
                       JOINT FILING AGREEMENT
                       ---------------------

            In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, the undersigned persons agree to the joint filing made on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Semtech Corporation, and further agree that this agreement shall be included as an exhibit to such joint filings.

            Witness the due execution hereof.

DATE:  May 29, 1997               ALLEGHENY TELEDYNE INCORPORATED



                                  By:  /s/ James L. Murdy
                                     ---------------------------
                                     Executive Vice President,
                                     Finance and Administration
                                     and Chief Financial Officer

DATE:  May 29, 1997               TELEDYNE, INC.



                                  By:  /s/ Douglas J. Grant
                                     ---------------------------
                                     Vice President-Finance